VIA EDGAR

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

December 13, 2022

RE:    Compass Minerals International, Inc.
Form 10-KT for the transition period from January 1, 2021 to September 30, 2021
Filed November 30, 2021
Response letter filed October 20, 2022
File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “Compass Minerals,” “we” or “our”), is submitting this letter in response to the comment letter, dated November 17, 2022 (“Comment Letter #4”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s financial statements and related disclosures in our Transition Report on Form 10‑KT (the “Form 10-KT”) for the transition period from January 1, 2021 to September 30, 2021, filed November 30, 2021. The Staff previously issued a comment letter with respect to the Company’s financial statements and related disclosures in the Form 10-KT, dated June 15, 2022 (“Comment Letter #1”), a comment letter with respect to the Company’s financial statements and related disclosures in the Form 10-KT, dated August 4, 2022 (“Comment Letter #2”) and a comment letter with respect to the Company’s financial statements and related disclosures in the Form 10-KT, dated September 28, 2022 (“Comment Letter #3, collectively with Comment Letter #1, Comment Letter #2 and Comment Letter #4, the “Comment Letters”). The Company previously responded to the Staff’s comments set forth in Comment Letter #1 in a letter, dated July 15, 2022 (“Response Letter #1”), to the Staff’s comments set forth in Comment Letter #2 in a letter, dated September 8, 2022 (“Response Letter #2”) and to the Staff’s comments set forth in Comment Letter #3 in a letter, dated October 20, 2022 (“Response Letter #3”).

Below is the Company’s response to the Staff’s comments set forth in Comment Letter #4. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Securities and Exchange Commission
Division of Corporation Finance

Form 10-KT for the Fiscal Year Ended September 30, 2021

Item 9A. Controls and Procedures, page 120

1.Your response to comment 3 indicates that the Company had several accounting errors in addition to the distribution variance inventory error. Please address the following:
•Tell us the nature of each error, the judgment and estimation involved for each error, and how the error was detected;
•Tell us the specific nature and design of the internal control that failed with regard to each identified error;
•Describe for us in detail your evaluation of the severity of the control deficiency and how you considered whether it was “reasonably possible” that the identified control deficiency would fail to prevent or detect a material misstatement. Refer to the factors beginning on page 35 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934”, and;
•Tell us how you evaluated the disclosure requirements related to any significant deficiencies that were identified with regard to these additional errors, including the requirement to disclose any changes made to your disclosure controls and procedures or to your internal control over financial reporting in response to a significant deficiency or material weakness. Please refer to Question 11 of the Frequently Asked Questions for Management`s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports located on the SEC website at https://www.sec.gov/oca/controlfaq1004htm.

Response: For the convenience of the Staff, the Company is providing the following table showing each of the additional accounting errors identified for each reporting period during fiscal year 2020 and the nine-month transition period ended September 30, 2021. Each accounting error in the table is individually discussed below the table.

Securities and Exchange Commission
Division of Corporation Finance

		For the Quarter Ended
	Adjustments	3/31/2020	6/30/2020	9/30/2020	12/31/2020	3/31/2021	6/30/2021	9/30/2021
1	Assets held for sale overstatement				$(0.6)
	Income from discontinued operations - amortization expense				0.6	(0.6)
	Amortization of Brazil entities intangible assets

2	Inventory overstatement					(0.4)
	Product cost					0.4	(0.4)
	Impact to costs/inventory of a late adjustment to production forecast

3	Inventory understatement							0.6
	Product cost							(0.6)
	Incorrect inventory report parameter discovered late

4	Accrued liability overstatement							0.5
	SG&A							(0.5)
	Overstated accrued uninvoiced SG&A

	Balance Sheet Summary - Iron Curtain:
	Current assets	$—	$—	$—	$—	$(0.4)	$—	$0.6
	Long term assets	—	—	—	(0.6)	—	—	—
	Total Assets	—	—	—	(0.6)	(0.4)	—	0.6

	Income Statement Summary - Rollover:
	Product Cost	$—	$—	$—	$—	$0.4	$(0.4)	$(0.6)
	Gross Margin	—	—	—	—	(0.4)	0.4	0.6
	SG&A	—	—	—	—	—	—	(0.5)
	Operating Income	—	—	—	—	(0.4)	0.4	1.1

1.In connection with its annual audit for fiscal year 2020, the Company’s auditors identified that the amortization of its South American intangible assets was not accurately recorded in the Company’s consolidated financial statements. On a quarterly basis, the Company prepares a schedule detailing the components of its recorded intangible assets and related accumulated amortization. The review of this schedule was designed to detect material errors in the intangible asset and accumulated amortization balances but the review control was not designed to detect an error of this magnitude. Additionally, management’s review of its subsidiaries’ financial statements includes a review of the statutory to U.S. GAAP adjustments, which would also have detected a material error in the amount of amortization expense and accumulated amortization. The amount of the error was capable of precise measurement and was not determined to be of a nature that posed increased risk of material financial statement errors or fraud. This deficiency was of an isolated nature, which had no relationship or interdependencies with other controls, and no other deficiencies associated with intangible assets were identified. Additionally, the South American segment was classified as assets held for sale on the

Securities and Exchange Commission
Division of Corporation Finance

consolidated balance sheet with the results classified within discontinued operations, and the assets have subsequently been sold. Accordingly, the Company determined that the control deficiency did not rise to the level of a significant deficiency.

2.In valuing its interim Plant Nutrition inventory, the Company utilizes forecasts to determine the amount of production cost variances during interim periods that are expected to be absorbed by the end of the fiscal year. During the quarterly closing process, the Company uses the latest available forecast for this analysis. In late April 2021, prior to the filing of the Form 10-Q for the quarter ended March 31, 2021, the Company updated its forecast. The changes from the previous forecast would have resulted in an increase to the inventory value by $0.4 million had this forecast been available at the time of the accounting close. This matter was identified by our auditors in the conduct of their review. Due to the late timing of error identification and the fact that that forecasts involve significant assumptions, estimations and judgment, which are not capable of precise measurement in any event, as well as the fact that the impact to the revaluation was quantitatively and qualitatively immaterial, following an evaluation of the matter, the Company did not adjust the inventory value to reflect the updated forecast.

The Company has a forecast review control in place whereby management performs a detailed review of its forecasts, including changes to production plans and costs. The Corporate Controller is involved in the review of the forecasts and would have become aware of any material forecast change that would affect the quarterly valuation. In order for an updated forecast to have resulted in a material change in the inventory revaluation, there would have to have been an unforeseen, significant change in the production plan and/or cost structure. A change of that magnitude would prompt consideration by the Company of whether the updated forecast would result in a material adjustment to the inventory revaluation calculation. While this mitigating control is not designed to detect immaterial errors, management believes it is at a precise enough level to detect a material error. This error could not compound because subsequent updated forecasts are used in each following quarter. This error was unrelated to the salt interim inventory revaluation error. Management concluded the control deficiency did not rise to the level of a significant deficiency.

3.As a result of the Company’s change in fiscal year end to September 30, certain inventory reports required a new parameter to define the reporting period. When generating the reports used in the inventory valuation analysis for the year ended September 30, 2021, in one instance, the Company used an incorrect parameter. This parameter was not required for any previous period and will not be needed subsequently. The incorrect parameter resulted in incorrectly reporting the quantity of a certain salt product on hand. The control that was designed to validate that the report parameters were properly input compared the report quantities to the inventory subledger and highlighted the discrepancy as the control was designed to do, but the member of the accounting team overseeing the process failed to resolve the error. A compensating control that rolls forward salt inventory quantities identified this error, although it was later in the closing process. The Company did not record this error as it was not quantitatively or qualitatively material.

The comparison of the quantity of salt on hand to the inventory subledger is performed monthly; the control had been tested and found to be operating effectively for all prior periods in the fiscal year. This lack of variance resolution appeared to be an isolated occurrence, and the particular parameter will not be needed subsequently. Management also reviewed and validated all other key inputs affecting the year-end inventory valuation with no exceptions.

Securities and Exchange Commission
Division of Corporation Finance

This error was capable of precise measurement and did not require estimations or judgment. The control was designed to detect an error, but the execution of the control failed to correct it on a timely basis. Management concluded that its deficient control and compensating control were designed effectively and the compensating control operated effectively to detect the error. The Company concluded the error was not quantitatively or qualitatively material. Although the compensating control was present to prevent the amount from reaching material levels, the identified error related to salt inventory for which the Company had identified historical errors and therefore was of sufficient importance to merit the attention of those charged with governance. As a result, management concluded that the deficiency was a significant deficiency

4.Estimates are often required when accruing for expense items for which no invoice has been received. Our auditors identified differences between amounts the Company estimated and invoices subsequently received. The Company quantified the potential magnitude of this error in the total population of un-invoiced expenses estimated approximately $0.5 million of expense over-accrual. The Company did not have a control in place to quantify actual variances for evaluation prior to the issuance of the financial statements. However, the Company reviews its expense account details at a cost center and account level on a monthly basis and compares the amounts to its annual operating plan and forecasts to identify variances that are then investigated and resolved. The invoice differences were individually immaterial and immaterial in the aggregate, both quantitatively and qualitatively. The Company believes the compensating controls operate precisely enough to identify material differences. Consequently, the Company determined that a material amount of accrual error would have been detected. Management concluded the control deficiency did not rise to the level of significant deficiency.

When evaluating the significant deficiency caused by the incorrect report parameter and whether it warranted specific discussion in its disclosures of internal controls over financial reporting or disclosure controls and procedures, management considered the nature of the one-time requirement of the report parameter and that no significant change in internal control over financial reporting or disclosure controls and procedures was required to address this error. As a result, no additional disclosure was required. Item 9A to the Company’s Form 10-KT for the transition period ended September 30, 2021 described the material weakness due to the Company’s failure to identify variances in interim reporting dates that were required to be capitalized into its salt inventory and the Company’s intent to enhance the design of its controls including updating the Company’s salt interim inventory valuation policy. The Company updated its disclosure in its Form 10-Q for the quarter ended December 31, 2021 to report and describe the changes in internal controls over financial reporting that were implemented and tested to remediate the previously disclosed material weakness in its interim salt revaluation process.

Securities and Exchange Commission
Division of Corporation Finance

* * * * * * * *

If you have any questions or further comments, please contact me at (913) 344-9200.

Sincerely,

/s/ Lorin Crenshaw
Lorin Crenshaw
Chief Financial Officer

cc: Kevin S. Crutchfield